[LETTERHEAD OF MAXYGEN, INC.]

August 5, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Maxygen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File Number: 000-28401

Ladies and Gentlemen:

Maxygen, Inc. (“we,” “us,” “our” and similar terms) respectfully submits this letter in response to the additional comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which were communicated to us orally on August 3, 2009, relating to our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008 (the “2008 10-K”), Amendment No. 1 to our Annual Report on Form 10-K/A for the Fiscal Year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2009 (File No. 000-28401).

In this letter, we have recited the oral comments of the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Accounting for Clinical Trial Costs, page 59

1.	Please provide us expanded disclosure that includes the information you included in your response to prior comment number 1. Specifically, expand discussion of your methodology for recognizing the patient enrollment and trial expenses over the treatment period, disclose the average length of start-up and closedown period, and disclose the terms for CRO contracts, including when you are invoiced and your methodology for accounting for the liabilities or payment.

Response:

As requested by the Staff, the Company confirms that it will include expanded disclosure regarding accounting for clinical trial costs in its Annual Report on Form 10-K for the fiscal year ending December 31,

Securities and Exchange Commission

Re: Maxygen, Inc.

August 5, 2009

2009 (the “2009 Form 10-K”) and as applicable in its quarterly reports on Form 10-Q and other filings with the Commission.

Because the Company’s recent Phase IIa study was the only clinical trial the Company has conducted of significant scope, and because the length of stages during clinical trials varies widely between trials, the Company believes disclosure of information in terms of averages may be misleading to investors. The Company will provide additional information on the stages within individual trials in future disclosures, where meaningful. For purposes of illustration, the Company’s expanded disclosure discussing accounting for clinical trial costs in its fiscal year 2008 would read substantially as set forth below (marked to show changes from the 2008 10-K):

“Accounting for Clinical Trial Costs

The Company charges research and development costs, including clinical study costs, to expense when incurred, consistent with SFAS No. 2, “Accounting for Research and Development Costs.” Clinical study costs are a significant component of research and development expenses. Most of the Company’s clinical studies are performed by a third-party contract research organization (CRO). The clinical trials generally have three distinctive stages plus pass through costs:

•	start-up—initial setting up of the trial;

•	site and study management of the trial; and

•	close down and reporting of the trial.

The Company reviews the list of expenses for the trial from the original signed agreements and ~~separates~~ categorizes them ~~into~~ according to these three phases of ~~what it considers the start-up, enrollment or closedown expenses~~ activities of the clinical trial. ~~The start-up costs, which usually occur within a few months after the contract has been executed and include costs, such as study initiation, site recruitment, regulatory applications and investigator meetings, are expensed ratably over the start-up period.~~ The start-up activities, which include site recruitment, regulatory applications and investigator meetings, usually are performed reasonably uniformly and are performed by third-party CROs. Costs related to start-up activities are expensed uniformly over the start-up period which reflects the manner in which such costs are incurred. ~~The site management, study management, medical and safety monitoring and data management expenses are calculated on a per patient basis and expensed ratably over the treatment period beginning on the date that the patient enrolls.~~ The start-up period is followed by the portion of the clinical trial in which patients are dosed with the drug under study and results are monitored and measured. CROs also perform this portion of the study, which comprises the major portion of the expense for conducting a clinical trial. The major driver of expense over this phase of a trial is the number of enrolled patients undergoing treatment, and as such the Company calculates costs attributable to activities performed in this phase of the trial on a per-patient basis, and expenses those costs over the treatment phase based upon the stage of completion for each patient, as reported by the CRO. ~~The close down~~

Securities and Exchange Commission

Re: Maxygen, Inc.

August 5, 2009

~~and reporting expenses are expensed ratably over the close out period of time. Pass through costs, including the costs of the drugs, are expensed as incurred.~~ After the conclusion of the patient treatment portion of the trial there are a series of activities relating to the closedown of the study and data quality assurance and analysis. These activities are performed reasonably uniformly and are expensed ratably over the closedown period. Other costs, such as testing and drug material costs, are expensed as incurred, which is typically when the service has been rendered or the goods delivered.

CROs invoice the Company upon the occurrence of predetermined milestones (such as the enrollment of the first patient); however, the timing of these billings and the Company’s related payments often does not correspond directly to the level of contracted activities and the incurrence by us of a liability. In accordance with GAAP, to the extent contract payments are paid in advance of the activity, they are included in prepaid assets and expensed under the policy indicated above, and to the extent that billings are in arrears to performance of the relevant activities, they are reflected as an adjustment to the liability reflected in the Company’s financials at the time of performance of the activity.

In general, the Company’s service agreements permit it to terminate at will where it would continue to be responsible for payment of all services completed (or pro-rata completed) at the time of notice of termination, plus any non-cancellable expenses that have been entered into by the CRO on the Company’s behalf.

The Company recently completed a Phase IIa clinical trial. The start-up activities during this trial were conducted over a period of approximately six months, the site and study management activities were conducted over a period of approximately 18 months, and the close down activities were conducted over a period of approximately six months. The length of future clinical trials, and the various phases of the trials, will vary depending upon the nature of the trials.”

The Company notes that future disclosures will reflect the circumstances of the Company’s involvement in clinical research during the periods to which the disclosure applies. If the Company has conducted clinical trials during the periods to which the disclosure applies, the Company will provide a similar level of detail to investors to the disclosure provided above.

2.	Please confirm that you will provide enhanced future disclosure which discusses what the “unbenefited foreign losses” represents, specifically losses incurred in foreign jurisdictions for which no deferred tax assets were recognized, primarily due to the lack of corporate income tax on your Cayman’s subsidiary. Please also revise your disclosure to discuss the material changes and reclassification of the amount in 2008.

Response:

As requested by the Staff, the Company confirms that it will enhance its future disclosures with respect to unbenefited foreign losses and the impact of foreign tax rates on income earned in other

Securities and Exchange Commission

Re: Maxygen, Inc.

August 5, 2009

jurisdictions. The Company intends to disclose the impact of foreign tax rates on income earned in other jurisdictions as a separate line item rather than disclosing a negative unbenefited foreign loss. For purposes of consistency, in addition to the amount included in the separate line item for 2008, the Company has reclassified $943,000 for the year ended December 31, 2007 from “unbenefited foreign losses” to “lower tax rates on income earned in other jurisdictions” to reflect income earned by the Company’s Danish subsidiary, which is taxed at a lower rate than the U.S. statutory rate. The Company also intends to add disclosure following the reconciliation table. The new disclosure will read substantially as follows:

	December 31,
	2006	2007	2008
Unbenefited foreign losses	$5,610	$15,257	$244
Lower tax rates on income earned in other jurisdictions	—	(943)	(13,043)

“‘Unbenefited foreign losses’ represents the tax benefit not recorded due to lower corporate income tax rates on losses incurred in foreign jurisdictions. The Company’s unbenefited foreign losses for the indicated periods are principally attributable to its subsidiary in the Cayman Islands and, to a lesser extent, its subsidiary in Denmark. ‘Lower tax rates on income earned in other jurisdictions’ represents the difference between tax expense calculated using corporate income tax rates applicable to income earned in foreign jurisdictions and tax expense on those earnings calculated using the U.S. statutory rate. This line item relates to the income generated by the Company’s Danish subsidiary and Cayman Islands subsidiary in 2007 and 2008, respectively, which were taxed at a lower rate than the U.S. statutory rate.”

*         *         *

Securities and Exchange Commission

Re: Maxygen, Inc.

August 5, 2009

As requested by the Staff, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (650) 298-5885 or to John Borkholder, Chief Corporate Counsel, at (650) 298-5824. We respectfully request that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete. Thank you for your assistance.

Sincerely,

/s/ Lawrence W. Briscoe
Lawrence W. Briscoe, Chief Financial Officer Maxygen, Inc.

cc:	James R. Sulat, Chairman of the Audit Committee of Maxygen, Inc.
Russell Howard, Chief Executive Officer, Maxygen, Inc.
John Borkholder, Chief Corporate Counsel, Maxygen, Inc.
David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.